Securities and Exchange Commission
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                        (Amendment No. __)*

                   Tollycraft Yacht Corporation
                         (Name of Issuer)

                              Common
                    (Title of Class of Securities)

                           889553-10-3
                          (CUSIP Number)

                          Peter Hobbs
                    106650 Scripps Ranch Blvd., Suite 220
                       San Diego, CA 92131
                          (619) 271-1911
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        November 8, 1996
                   (Date of Event Which Requires
                     Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box. _

Check the following box if a fee is being paid with this statement._ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    Name of reporting person                            Kramfors Limited
     S.S. or I.R.S. Identification Nos. of above person    None

2    Check the appropriate box if a member of a group*        (a)_____
                                                              (b)_____

3    SEC use only

4    Source of funds*                                         OO

5    Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                  _____

6    Citizenship or place of organization                     Hong Kong

  Number of
   Shares          7    Sole voting power                    36,210,792

  Beneficially
    Owned          8    Shared voting power

   By each
  Reporting        9    Sole dispositive power               18,105,396

   Person
    with          10    Shared dispositive power

11   Aggregate amount beneficially owned by each
     reporting person                                        36,210,792

12   Check box if the aggregate amount in row (11)
     excludes certain shares*                                 ______

13   Percent of class represented by amount in row (11)            72%

14   Type of reporting person*                                     CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Kramfors Limited is a Hong Kong consulting company which is the voting trustee of a voting trust agreement which comprises 36,210,792 shares of the Issuer.


Item 1.   Security and Issuer.

          This statement relates to the Common Stock, no par value of Tollycraft Yacht Corporation.

          The principal executive offices of the Issuer are located at 2200 Clinton Avenue, Kelso WA

Item 2.   Identity and Background.

     (a)  Name:

          This statement is filed on behalf of Kramfors Limited, a Hong Kong corporation.

     (b)  Address:

	  2 Ice House Street, Suite 202, Hong Kong


     (c)  Present principal occupation:

	         Management consulting and investing.


     (d) During the last five years, no Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Filing Party was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          Hong Kong


Item 3.   Source and Amount of Funds or Other Consideration

	  No funds, consideration was a consulting contract.

Item 4.   Purpose of Transaction.

          Kramfors has acquired the voting power over these securities and the acquisition power over these securities to enable it to be more effective in pursuing the objectives of management.


          None of the Filing Parties have any current definitive plan, arrangement, or understanding to gain control of the Company or to seek to cause the Company or any of its subsidiaries to be merged, reorganized, or liquidated, to sell or transfer any assets of the Company or any of its subsidiaries, to cause the Company to change its current board of directors or management, capitalization, dividend policy, business, corporate structure, charter, or bylaws or to cause the Common Stock to to become eligible
	         for termination of registration pursuant to Section 12(g)(4) of the Act. The filing party supports management's proposal to reincorporate from Minnesota to Nevada.

Item 5.   Interest in Securities of the Issuer.

          Kramfors has the sole power to vote 36,210,792 shares, or 72%, of the outstanding Common Stock. Kramfors disclaims beneficial ownership of those shares.

          Kramfors, subject to certain conditions has options to acquire or direct the disposition of 18,105,396 shares or 33% of the Common Stock. Kramfors disclaims beneficial ownership of those shares.


          The filing of this statement shall not be construed as an admission that the Filing Party is the beneficial owner of any shares of Common Stock with respect to which beneficial ownership is disclaimed.

          The calculation of percentages of outstanding Common Stock set forth herein is based upon 55,000,000 shares of Common Stock outstanding as of October 20, 1996, as reported by the Company in its Form 10-Q for the quarter ended September 30, 1996. See this Item 5 above for information on transactions in the Common Stock by the Filing Persons that were effected during the past 60 days, which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       	  Except as set forth herein, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 herein and between such persons and any person with respect to the securities of the Company.


Item 7.   Materials to be filed as Exhibits.

              		A. Voting Trust Agreement (2)
                B. Assignment of Voting Trust Agreement (1)
                C. One Year Performance Agreement (3)
              		D. Two Year Option Agreement (3)
              		E. Assignment of Option Agreement (1)


(1) Filed previously in the Issuer's 10-QSB for the period ended 9-30-96 and incorporated herein by reference thereto.
(2) Filed previously in the Issuer's 8-K filed 10-28-96 and incorporated herein by reference thereto.
(3) To be filed by amendment.

                             Signature

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: 11/29/96



KRAMFORS LIMITED



By:__/s/_________________________
   Peter Hobbs, Director